Exhibit 4.7

Website Development Agreement

THIS AGREEMENT is effective February 6th, 2004, by and between of MERIDIAN CO., LTD. (hereinafter referred to as "Client"), 4F, Heungseong Bldg., 197-3, Jamsilbon-dong, Songpa-gu Seoul, Republic of Korea, and Ms. Carla Leone (hereinafter referred to as "Service Provider" or "Provider")3240 W. 35th Ave. Vancouver, BC, Canada V6N 2N1


W I T N E S S E T H

1. Construction Defined. Construction is defined as all work done in connection with planning and building Client's Web site and online database management system.

2. Maintenance Defined. Maintenance is defined as all work done after Client's Web site has been constructed. Maintenance is almost certainly done on a Web site and online database management system that is housed on Service Provider's server.

3. Services.
3.1 Construction Services. the Provider shall perform all services required by the Client with regard to the construction of Client's Web site. This may also require work beyond construction if, for instance, Client requires changes to the Web site in the future. Future changes to the Web site will be covered under maintenance services below.

3.2 Maintenance Services. the Provider shall perform all services required by the Client with regard to the maintenance of Client's Web site until the last day of December 2004.

4. Term of Agreement.
4.1 In regard to the construction and the maintenance of Client's Web site, there is no set term, as the services will be provided and paid for until the services are no longer needed.

5. Payments. Client shall pay to CONSULTANT $16,000 US or 100,000 of the Client's common shares ($0.16 US per share)

6. Termination of Agreement. This Agreement shall be terminated at the last day of December 2004.

7. Limitation of Warranties. Client expressly agrees that use of this service, which includes the contents thereof or use of information, is at the Client's sole risk. Service Provider makes no warranties that the services will be uninterrupted or error free; nor does the Service Provider make any warranty as to the results to be obtained from the use of this service. This service is provided on an "as is" basis without warranties of any kind, either express or implied. Neither Service Provider nor any of its employees or agents involved in delivering access to the service shall be liable for any direct, indirect, incidental, special or consequential damages arising out of use of this service or inability to use this service.

8. Indemnification. Client agrees to indemnify the Service Provider against liability for any and all use of this service.

9. Miscellaneous.
9.1 Severability. In the event that any part of this Agreement is held to be invalid or unenforceable by court order or other governmental action, the remainder of the Agreement shall remain in full force and effect.

9.2 Entire Agreement. This Agreement contains the complete agreement of the parties and supersedes all prior discussions, communications and agreements between the parties with respect to the subject matter hereof and cannot be amended except in writing signed by both parties. If a conflict arises between the terms of any appendix or attachment subsequently added to the Agreement, this Agreement shall govern.

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IN WITNESS WHEREOF, we the undersigned have executed this Agreement on the dates indicated below.

Meridian Co., Ltd.

             /S/Hyeon Seong Myeong                             FEBRUARY 6TH 2004
By:  ______________________________________________            _________________
           Hyeon Seong Myeong, CEO/President                                Date

Carla Leone

             /S/CARLA LEONE                                    FEBRUARY 6TH 2004
By:  ______________________________________________            _________________
           CARLA LEONE                                                      Date

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